Exhibit 99.1

EXHIBITS

Exhibit Number		Page
99.1	Copies of the disclosure letters that we filed today with the Securities and Exchange Commission and the Philippine Stock Exchange, Inc. regarding press release.	5

June 28, 2021

Philippine Stock Exchange, Inc.

Disclosure Department

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention:	Ms. Janet A. Encarnacion

Head - Disclosure Department

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(b).2, we submit herewith a copy of SEC Form 17-C with a copy of press release attached thereto.

This shall also serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Very truly yours,

/s/Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

June 28, 2021

Securities & Exchange Commission

G/F Secretariat Building,

PICC Complex, Roxas Boulevard,

Pasay City 1307

Attention:	Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Dept.

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(a), we submit herewith two (2) copies of SEC Form 17-C with a copy of press release attached thereto.

Very truly yours,

/s/Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number
88168553

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,544 As of May 31, 2021	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Ma. Lourdes C. Rausa-Chan	lrchan@pldt.com.ph	88168553
Name of Contact Person	Email Address	Telephone Number/s	Mobile Number

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note:  In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.	June 28, 2021
Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PLDT Inc.
Exact name of issuer as specified in its charter

5.	PHILIPPINES	6. ____________ (SEC Use Only)
	Province, country or other jurisdiction of Incorporation	Industry Classification Code

7.	Ramon Cojuangco Building, Makati Avenue, Makati City	1200
	Address of principal office	Postal Code

8.	(632) 8816-8553
Issuer's telephone number, including area code

9.	Not Applicable
Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

PLDT               KKR            TENCENT             IFC ASSET MANAGEMENT COMPANY

VOYAGER                                                                                           PAYMAYA

Philippines’ Voyager Innovations secures US$167 M

for PayMaya expansion into financial services, digital banking

New funding to advance Voyager’s thrust of enabling all Filipinos with digital financial services through PayMaya and its soon-to-be-established digital bank

Manila/Philippines, June 28, 2021 - Voyager Innovations (“Voyager” or the “Company”), the leading technology company in the Philippines, announced that it raised US$167 million to fast-track financial inclusion in the Philippines through its financial technology arm, PayMaya Philippines (“PayMaya”).

Participating in the funding were existing shareholders PLDT Inc. (“PLDT”) (NYSE: PHI) (PSE: TEL), the Philippines’ largest integrated telecommunications company and leading digital services provider; KKR, a global investment firm; and Tencent, a leading technology company in China. Voyager welcomed IFC Financial Institutions Growth Fund, a fund managed by the IFC Asset Management Company (“IFC AMC”), as a new investor. IFC AMC is a division of the International Finance Corporation (“IFC”), a member of the World Bank Group, and an existing investor in Voyager.

The fundraising marks another milestone for Voyager after having successfully grown PayMaya’s mobile wallet, payments processing, and digital remittance businesses. Voyager is now leveraging this unique ecosystem to expand into digital banking for the next phase of its mission to improve financial inclusion in the Philippines. Towards this end, it applied for a digital bank license with the country’s central bank, the Bangko Sentral ng Pilipinas (“BSP”).

Voyager will use the new funds to expand its PayMaya services and to continue enabling more unbanked and underserved individuals and MSMEs with new and inclusive products, such as credit, insurance, savings, and investments, through a soon-to-be-established digital bank.

Once granted a digital bank license by the BSP, the new entity will provide mobile-first, low-cost, round-the-clock, frictionless, branchless, ubiquitous, paperless, secure, and smart neo-banking services on the back of PayMaya’s proven technology platforms.

Orlando B. Vea, Voyager and PayMaya CEO-Founder, said: “We have seen a quantum leap for digital payments adoption in the Philippines over the past year, and PayMaya has served as the nexus connecting consumers and enterprises with enriching digital finance experiences. This investment supports the unique value we bring and gives us a natural head start with the target market for the digital banking service.”

Shailesh Baidwan, Voyager and PayMaya President, said: “As we did with payments and remittances, we will enable the large masses of Filipinos to leapfrog into a new stage of financial inclusion through integrated digital financial services. Our goal is to continue making lives better for millions of underserved people and small businesses, with cutting edge solutions that are affordable and relevant.”

PayMaya has continually led the charge in fostering deeper adoption of digital payments across consumers, enterprises, and government, hitting crucial milestones despite COVID-19 quarantine measures imposed starting March 2020.

These milestones include the strong consumer adoption of its PayMaya mobile wallet and Smart Padala by PayMaya remittance services. Total registered users for these consumer platforms doubled in just 18 months as of June 2021 to 38 million, or more than half of the adult population in the Philippines.

PayMaya has also made it easier for Filipinos - whether banked or unbanked - to add money, cash out, make payments, and remit funds through more than 250,000 digital-finance access touchpoints, seven times the number of the ATMs and bank branches in the country. This expanded access is significant for an archipelagic nation where 33% of cities and municipalities do not have any banking presence.

Combining the power of its enterprise and consumer businesses, PayMaya is spurring digital commerce in the Philippines through its PayMaya Mall, an in-app feature directly connecting over 350 enabled merchants to retail consumers.

Its enterprise business saw exceptional growth, posting a four-fold increase in merchant acceptance points equipped with innovative payment solutions that accept credit, debit, and prepaid cards, as well as e-wallets, for both face-to-face and online transactions. Fueling this jump is the micro, small, and medium-sized enterprises (“MSMEs”) segment, the focus of PayMaya’s rollout for innovative payment and financial services.

Aside from enabling the payment acceptance for the largest e-Commerce, food, retail, and gas merchants in the Philippines, PayMaya equips over 70 national and social services agencies and local government units with digital payments and disbursement services. It is also the first financial technology company to adopt QR Ph, the national standard for merchant payments.

In January this year, PayMaya began expanding its digital financial services offerings with "sachet" loans for MSMEs through its lending arm, PayMaya Lending Corp., and health and device protection products with insurance partners.

PayMaya introduced its first lending product called Negosyo Advance last January among its 40,000-strong Smart Padala agent network--the most extensive network for domestic remittance and adjacent financial services in the country. Smart Padala agents are typically micro-entrepreneurs in communities who need short-term working capital loans for their day-to-day businesses.

With insurance partners, PayMaya offers PayMaya Protect for health coverage, starting with COVID-19 and personal accidents. It also offers protection for mobile devices, with premiums that can cost less than Php1 (US$0.02)1 daily for cracked screens, water damage, and other incidents.

PayMaya built this digital financial services expansion on the back of its strong consumer and enterprise payments businesses. It vastly deepens PayMaya's ecosystem with innovative digital- and mobile-first financial services that are accessible, affordable, and relevant to Filipino consumers and enterprises today. PayMaya will introduce other innovative services catering to underserved segments this year.

In the Philippines, only one in three Filipino adults has a formal bank account and has loans. Of those who have loans, only 3% have borrowed from banks, and more than 77% and 75% of the population do not have insurance and investments, respectively.2 The country’s central bank aims to digitalize 50% of the total volume of retail payments and expand the financially included to 70% of Filipino adults by 2023.

Voyager's latest fundraising underscores its leadership and its ability to continue growing an inclusive, sustainable, and diversified business that addresses the entire Philippines’ digital financial services market.

This investment includes US$121 million in fresh funding and US$46 million from previously committed funds. KKR makes its investment from its Asia private equity fund. IFC Emerging Asia Fund, a fund managed by IFC AMC, is also an investor in Voyager.

1USD 1 = Php 48.8

2Based on the BSP 2019 Financial Inclusion Survey

ABOUT VOYAGER INNOVATIONS AND PAYMAYA PHILIPPINES

Voyager Innovations, Inc. is the leading technology company in the Philippines, focused on customer-centric emerging market platforms for digital and financial inclusion. Its financial technology arm, PayMaya Philippines (PayMaya), uniquely provides integrated digital financial services platforms that cuts across consumers, merchants, communities, and government.

PayMaya provides more than 38 million Filipinos with access to financial services through its consumer platforms. Customers can conveniently pay, add money, cash out or remit through its over 250,000 digital touchpoints nationwide. Its Smart Padala by PayMaya network of over 40,000 partner agent touchpoints nationwide serves as last-mile digital financial hubs in communities, providing the unbanked and underserved access to digital services. Through its enterprise business, it is the largest digital payments processor for key industries in the country, including "every day" merchants such as the largest retail, food, gas, and eCommerce merchants, as well as government agencies and units.

To know more about PayMaya's products and services, visit www.PayMaya.com or follow @PayMayaOfficial on Facebook, Twitter, and Instagram.

ABOUT PLDT

PLDT is the Philippines’ largest integrated telco company. Through its principal business groups--fixed line and wireless--PLDT offers a wide range of telecommunications and digital services across the Philippines’ most extensive fiber optic backbone and fixed line, and mobile network. PLDT is listed on the Philippine Stock Exchange (PSE: TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippine listed companies. Further information can be obtained by visiting the web at www.pldt.com.

ABOUT KKR

KKR is a leading global investment firm that offers alternative asset management and capital markets and insurance solutions. KKR aims to generate attractive investment returns by following a patient and disciplined investment approach, employing world-class people and supporting growth in its portfolio companies and communities. KKR sponsors investment funds that invest in private equity, credit and real assets and has strategic partners that manage hedge funds. KKR’s insurance subsidiaries offer retirement, life and reinsurance products under the management of The Global Atlantic Financial Group. References to KKR’s investments may include the activities of its sponsored funds and insurance subsidiaries. For additional information about KKR & Co. Inc. (NYSE: KKR), please visit KKR’s website at www.kkr.com and on Twitter @KKR_Co.

ABOUT TENCENT

Tencent uses technology to enrich the lives of Internet users. Our communication and social services, Weixin and QQ, connect users with each other and with digital content and services, both online and offline, making their lives more convenient. Our targeted advertising service helps advertisers reach out to hundreds of millions of consumers in China. Our FinTech and business services support our partners’ business growth and assist their digital upgrade. Tencent invests heavily in talent and technological innovation, actively promoting the development of the Internet industry. Tencent was founded in Shenzhen, China, in 1998. Shares of Tencent (00700.HK) are listed on the Main Board of the Stock Exchange of Hong Kong. For more information about Tencent, please visit www.tencent.com.

ABOUT IFC

IFC—a member of the World Bank Group—is the largest global development institution focused on the private sector in emerging markets. We work in more than 100 countries, using our capital, expertise, and influence to create markets and opportunities in developing countries. In fiscal year 2020, we invested $22 billion in private companies and financial institutions in developing countries, leveraging the power of the private sector to end extreme poverty and boost shared prosperity. For more information, visit www.ifc.org.

ABOUT IFC ASSET MANAGEMENT COMPANY

IFC Asset Management Company (AMC), a division of IFC, mobilizes and manages capital to invest in businesses in developing and frontier markets. Created in 2009, AMC provides leading institutional investors with unique access to IFC’s emerging markets investment pipeline and investment expertise, while providing positive development impact in the countries in which it invests. AMC funds’ investors include sovereign wealth funds, pension funds, and development-finance institutions. It has raised approximately $10 billion across 13 investment funds covering equity, debt, and fund-of-fund products. For more information, visit www.ifcamc.org

For more information:

Voyager Innovations/ PayMaya Philippines
Nick Bautista Wilwayco - nick.wilwayco@paymaya.com

PLDT
Anabelle Chua - Alchua@pldt.com.ph

KKR
Zita Setiawan - zita.setiawan@secondee.kkr.com

Tencent
PH Cheung - ir@tencent.com

IFC and IFC Asset Management Company
Alec Macfarlane - amacfarlane@ifc.org

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLDT Inc.
By	:	/s/ Ma. Lourdes C. Rausa-Chan
Name	:	MA. LOURDES C. RAUSA-CHAN
Title	:	Corporate Secretary

Date:  June 28, 2021